The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes and we are not soliciting an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated May 16, 2024

PRICING SUPPLEMENT No. 339 dated May , 2024

(To Prospectus Supplement dated April 27, 2023

and Prospectus dated April 27, 2023)

Wells Fargo & Company

Medium-Term Notes, Series T

$

Capped Fixed to Floating Rate Notes

Notes Linked to Compounded SOFR due May 21, 2027

Filed Pursuant to Rule 424(b)(2) Registration No. 333-270532

The notes have a term of 3 years. The notes pay interest quarterly at a fixed rate per annum for an initial fixed rate period and, thereafter, at a floating rate per annum based on a daily compounded Secured Overnight Financing Rate (“SOFR”) during the relevant observation period as described herein, plus a spread, subject to the minimum interest rate and the maximum interest rate, as set forth below. All payments on the notes are subject to the credit risk of Wells Fargo & Company. If Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment. The notes will not be listed on any exchange and are designed to be held to maturity.

Terms of the Notes
Issuer:	Wells Fargo & Company (“Wells Fargo”)
Original Offering Price:

$1,000 per note; provided that the original offering price for an eligible institutional investor and an investor purchasing the notes in a fee-based advisory account will vary but will not be less than $995.00 per note and will not be more than $1,000 per note. Because the original offering price for eligible institutional investors and investors purchasing the notes in a fee-based advisory account will vary as described in footnote (1) below, the price such investors pay for the notes may be higher than the prices paid by other eligible institutional investors or investors in fee-based advisory accounts based on then-current market conditions and the negotiated price determined at the time of each sale.

Principal Amount:	$1,000 per note. References in this pricing supplement to a “note” are to a note with a principal amount of $1,000.
Pricing Date:	May 17, 2024.*
Issue Date:	May 21, 2024.*
Stated Maturity Date:	May 21, 2027.* The notes are not subject to redemption by Wells Fargo or repayment at the option of any holder of the notes prior to the stated maturity date.
Payment at Maturity:	A holder will be entitled to receive on the stated maturity date a cash payment in U.S. dollars equal to $1,000 per note, plus any accrued and unpaid interest.
Interest Rate:

From, and including, the issue date to, but excluding, May 21, 2025 (the “fixed rate period”), a fixed rate per annum equal to 5.95%. From, and including, May 21, 2025 to, but excluding, the stated maturity date (the “floating rate period”), a floating rate per annum equal to the base rate determined for the relevant observation period plus the spread, subject to the minimum interest rate and the maximum interest rate.

Base Rate:

Compounded SOFR. With respect to the observation period corresponding to any interest period during the floating rate period, Compounded SOFR will be a compounded average of daily SOFR over such observation period determined in the manner described under “Description of Notes—Floating Rate Notes—Base Rates—Compounded SOFR Notes” in the accompanying prospectus supplement.

Spread:	0.53%
Interest Payment Dates:

Quarterly on the 21st day of each February, May, August and November, commencing August 21, 2024, and at stated maturity.* If a scheduled interest payment date is not a business day, interest will be paid on the next business day, and interest on that payment will not accrue during the period from and after the scheduled interest payment date.

Interest Period:

With respect to an interest payment date, the period from, and including, the immediately preceding interest payment date (or, in the case of the first interest period, the issue date) to, but excluding, that interest payment date.

Observation Period:

With respect to an interest period during the floating rate period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such interest period to, but excluding, the date two U.S. Government Securities Business Days preceding the interest payment date for such interest period.

Maximum Interest Rate:	6.50% per annum
Minimum Interest Rate:	0.00% per annum
Terms of the notes continued on the next page

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” on page PRS-4 herein and “Risk Factors” beginning on page S-4 of the accompanying prospectus supplement.

The notes are unsecured obligations of Wells Fargo, and all payments on the notes are subject to the credit risk of Wells Fargo. If Wells Fargo defaults on its obligations, you could lose some or all of your investment. The notes are not savings accounts, deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Original Offering Price(1)	Agent Discount(2)	Proceeds to Wells Fargo
Per Note	$1,000.00	$5.00	$995.00
Total

(1)

The original offering price for an eligible institutional investor and an investor purchasing the notes in a fee-based advisory account will vary based on then-current market conditions and the negotiated price determined at the time of each sale; provided, however, the original offering price for such investors will not be less than $995.00 per note and will not be more than $1,000 per note. The original offering price for such investors reflects a foregone selling concession with respect to such sales as described in footnote (2) below.

(2)

The agent will receive an agent discount of up to $5.00 per note, and from such agent discount will allow selected dealers a selling concession of up to $5.00 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to the agent. Dealers who purchase the notes for sales to eligible institutional investors and fee-based advisory accounts may forgo some or all selling concessions. The per note agent discount in the table above represents the maximum agent discount payable per note. See “Supplemental Plan of Distribution (Conflicts of Interest)” in the prospectus supplement for further information including information regarding how we may hedge our obligations under the notes and offering expenses. Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes and is acting as principal.

Wells Fargo Securities

Terms of the notes continued from the previous page
	Day Count Convention:	For each interest period, Actual/360.
	Calculation Agent:	Wells Fargo Securities, LLC. References to “our designee” herein shall mean the Calculation Agent.
	Listing:	The notes will not be listed on any securities exchange or automated quotation system.
	Denominations:	$1,000 and any integral multiples of $1,000
	CUSIP Number:	95001DGG9
*

To the extent that we make any change to the expected pricing date or expected issue date, the interest payment dates and stated maturity date may also be changed in our discretion to ensure that the term of the notes remains the same.

PRS-2

ADDITIONAL INFORMATION ABOUT THE ISSUER AND THE NOTES

The notes are senior unsecured debt securities of Wells Fargo & Company and are part of a series entitled “Medium-Term Notes, Series T.” The paying agent and security registrar for the notes is Computershare Trust Company, N.A.

All payments on the notes are subject to the credit risk of Wells Fargo.

You should read this pricing supplement together with the prospectus supplement dated April 27, 2023 and the prospectus dated April 27, 2023 for additional information about the notes. To the extent that disclosure in this pricing supplement is inconsistent with the disclosure in the prospectus supplement or prospectus, the disclosure in this pricing supplement will control. Certain defined terms used but not defined herein have the meanings set forth in the prospectus supplement.

You may access the prospectus supplement and prospectus on the SEC websiteiwww.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●Prospectus Supplement dated April 27, 2023:

https://www.sec.gov/Archives/edgar/data/72971/000183988223010804/seriest-424b2_042723.htm

●Prospectus dated April 27, 2023:

https://www.sec.gov/Archives/edgar/data/72971/000183988223010799/wf_424b2-0427.htm

PRS-3

SELECTED RISK CONSIDERATIONS

Your investment in the notes will involve risks not associated with an investment in conventional debt securities. You should carefully consider the risk factors set forth below and the “Risk Factors” section of the accompanying prospectus supplement as well as the other information contained in the prospectus supplement and prospectus, including the documents they incorporate by reference. You should reach an investment decision only after you have carefully considered with your advisors the appropriateness of an investment in the notes in light of your particular circumstances.

Risks Relating To The Notes Generally

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the notes, and it is impossible to predict what interest rates will be at any point in the future. The interest rate on the notes will be equal to a fixed rate during the fixed rate period and thereafter will be based on Compounded SOFR during the relevant observation period as described herein. Therefore, the interest rate that will apply at any time on the notes may be more or less than other prevailing market interest rates at such time and in any event will never exceed the fixed rate during the fixed rate period and the maximum interest rate during the floating rate period. In addition, if the base rate plus the spread is less than the maximum interest rate for any interest period during the floating rate period, the cumulative interest rate for that year will be less than the maximum interest rate. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

Holders Of The Notes Have Limited Rights Of Acceleration.

Holders Of The Notes Could Be At Greater Risk For Being Structurally Subordinated If We Convey, Transfer Or Lease All Or Substantially All Of Our Assets To One Or More Of Our Subsidiaries.

Risks Relating To SOFR, Compounded SOFR And A Benchmark Replacement

The Interest Rate On The Notes During The Floating Rate Period Is Based On Compounded SOFR And Therefore The Notes Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Prospectus Supplement.

●SOFR Has A Limited History; The Future Performance of SOFR Cannot Be Predicted Based On Historical Performance.

●Any Failure Of SOFR To Maintain Market Acceptance Could Adversely Affect The Notes.

●The Interest Rate On The Notes During the Floating Rate Period Is Based On A Daily Compounded SOFR Rate, Which Is Relatively New In The Marketplace.

●The Amount Of Interest Payable With Respect To Each Interest Period During The Floating Rate Period Will Be Determined Near The End Of The Interest Period.

●The Composition And Characteristics of SOFR Are Not The Same As Those Of LIBOR.

●The SOFR Administrator May Make Changes That Could Change The Value of SOFR Or Discontinue SOFR And Has No Obligation To Consider Your Interests In Doing So.

●If A Benchmark Transition Event And Its Related Benchmark Replacement Date Occur With Respect To Compounded SOFR (Including Daily SOFR), The Interest Rate For Any Applicable Interest Period During The Floating Rate Period Will No Longer Be Determined By Reference To Compounded SOFR.

●The Benchmark Replacement Is Uncertain.

●We Or Our Designee Will Have Authority To Make Determinations, Elections, Calculations And Adjustments That Could Affect The Value Of And Your Return On The Notes.

●Research Reports By Us Or Our Affiliates May Be Inconsistent With An Investment In The Notes.

PRS-4

Risks Relating To An Investment In Wells Fargo’s Debt Securities, Including The Notes

The Notes Are Subject To The Credit Risk Of Wells Fargo.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

Our Ability To Service Our Debt, Including The Notes, May Be Limited By The Results Of Operations Of Our Subsidiaries And Certain Contractual Arrangements.

The Resolution Of Wells Fargo Under The Orderly Liquidation Authority Could Result In Greater Losses For Holders Of Our Debt Securities, Including The Notes, Particularly If A Single-Point-Of-Entry Strategy Is Used.

The Resolution Of Wells Fargo In A Bankruptcy Proceeding Could Also Result in Greater Losses For Holders Of Our Debt Securities, Including The Notes.

Risks Relating To The Value Of The Notes And Any Secondary Market

The Secondary Trading Market For Notes Linked To Compounded SOFR May Be Limited.

Since Compounded SOFR is a relatively new benchmark rate, the notes may have no established trading market when issued and an established trading market may never develop or may not be very liquid. Market terms for debt securities linked to Compounded SOFR (such as the notes) such as the spread may evolve over time and, as a result, trading prices of the notes may be lower than those of later-issued debt securities that are linked to Compounded SOFR. Similarly, if Compounded SOFR does not prove to be widely used in debt securities similar to the notes, the trading price of the notes may be lower than that of comparable debt securities linked to rates that are more widely used. Investors in the notes may not be able to sell such notes at all or may not be able to sell such notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. Further, investors wishing to sell the notes in the secondary market will have to make assumptions as to the future performance of Compounded SOFR during any interest period during the floating rate period in which they intend the sale to take place. As a result, investors may suffer from increased pricing volatility and market risk.

The Agent Discount, Offering Expenses And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the notes will likely be lower than the original offering price. The original offering price includes, and any price quoted to you is likely to exclude, the agent discount paid in connection with the initial distribution, offering expenses and the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. The price at which the agent or any other potential buyer may be willing to buy your notes will also be affected by the interest rates provided by the notes and by the market and other conditions discussed in the next risk factor.

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, among others, are expected to affect the value of the notes. When we refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

●SOFR. The value of the notes prior to maturity will be influenced by the level of SOFR at that time.

●Interest Rates. The value of the notes may be affected by changes in the interest rates in the U.S. markets.

PRS-5

●Time Remaining To Maturity. The value of the notes at any given time prior to maturity will likely be different from that which would be expected based on the then-current level of SOFR. This difference will most likely reflect a discount due to expectations and uncertainty concerning the level of SOFR during the period of time still remaining to the maturity date. In general, as the time remaining to maturity decreases, the value of the notes will approach the amount payable at maturity.

●Volatility of SOFR. Volatility is the term used to describe the size and frequency of fluctuations in the level of SOFR. The value of the notes may be affected if the volatility of SOFR changes.

●Our Creditworthiness. Actual or anticipated changes in our creditworthiness may affect the value of the notes. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the level of SOFR, an improvement in our creditworthiness will not reduce the other investment risks related to the notes.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

Risks Relating To Conflicts Of Interest

Our Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.

You should be aware of the following ways in which our economic interests and those of any dealer participating in the distribution of the notes, which we refer to as a “participating dealer,” are potentially adverse to your interests as an investor in the notes. In engaging in certain of the activities described below, our affiliates or any participating dealer or its affiliates may take actions that may adversely affect the value of and your return on the notes, and in so doing they will have no obligation to consider your interests as an investor in the notes. Our affiliates or any participating dealer or its affiliates may realize a profit from these activities even if investors do not receive a favorable investment return on the notes.

●The calculation agent is our affiliate and, as a result, potential conflicts of interest could arise. Wells Fargo Securities, LLC, which is our affiliate, will be the calculation agent for the notes. Although the calculation agent will exercise its judgment in good faith when performing its functions, potential conflicts of interest may exist between the calculation agent and you.

●  A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession, creating a further incentive for the participating dealer to sell the notes to you. If any participating dealer or any of its affiliates conducts hedging activities for us in connection with the notes, that participating dealer or its affiliates will expect to realize a projected profit from such hedging activities and this projected profit will be in addition to any concession that the participating dealer realizes for the sale of the notes to you. This additional projected profit may create a further incentive for the participating dealer to sell the notes to you.

PRS-6

UNITED STATES FEDERAL TAX CONSIDERATIONS

This discussion assumes that you purchased the notes for cash in the original issuance at the stated issue price.

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as “variable rate debt instruments,” and the remaining discussion is based on this treatment. Based on market conditions as of the pricing date, we will determine whether the notes are treated for U.S. federal income tax purposes (1) as providing for a single qualified floating rate (“QFR”) or (2) as providing for a single fixed rate followed by a QFR.

If the notes are treated as providing for a single QFR, the notes will be treated as Single Rate VRDIs, as described in the section in the accompanying product supplement entitled “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Variable Rate Debt Instruments—Interest on VRDIs That Provide for a Single Variable Rate.” In that event, all stated interest on the notes would generally be treated as qualified stated interest (“QSI”) and be taxable to a U.S. Holder at the time it accrues or is received in accordance with the U.S. Holder’s method of tax accounting.

If the notes are treated as providing for a single fixed rate followed by a QFR, the notes may be treated as issued with original issue discount (“OID”), which generally must be recognized over the term of the notes under constant yield principles as described in the section in the accompanying product supplement entitled “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Variable Rate Debt Instruments—Interest on VRDIs That Provide for Multiple Rates.”

Information regarding the determination of QSI and the amount of OID, if any, on the notes may be obtained by submitting a written request to us at: Wells Fargo Securities, LLC, Fixed Income Structured Notes Desk, 30 Hudson Yards, Floor 14, New York, NY 10001.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

PRS-7

SUPPLEMENTAL PLAN OF DISTRIBUTION

The original offering price is $1,000 per note; provided that the original offering price for an eligible institutional investor and an investor purchasing the notes in a fee-based advisory account will vary based on then-current market conditions and the negotiated price determined at the time of each sale. The original offering price for such investors will not be less than $995.00 per note and will not be more than $1,000 per note. The original offering price for such investors reflects a foregone selling concession with respect to such sales as described in the next paragraph.

Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes. The agent may resell the notes to other securities dealers at the original offering price of $1,000 per note less a concession not in excess of the agent discount. Such securities dealers may include Wells Fargo Advisors (the trade name of the retail brokerage business of our affiliates, Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC). Wells Fargo Securities LLC will receive an agent discount of up to $5.00 per note, and from such agent discount will allow selected dealers a selling concession of up to $5.00 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to the agent. Dealers who purchase the notes for sales to eligible institutional investors and fee-based advisory accounts may forgo some or all selling concessions.

The agent or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the notes. If any dealer participating in the distribution of the notes or any of its affiliates conducts hedging activities for us in connection with the notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount or concession received in connection with the sale of the notes to you.

PRS-8